UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

OSIRIS THERAPEUTICS, INC.
(Name of Subject Company)

PAPYRUS ACQUISITION CORP.
(Offeror)

SMITH & NEPHEW CONSOLIDATED, INC.
SMITH & NEPHEW PLC
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

68827R108
(CUSIP Number of Class of Securities)

Smith & Nephew plc
15 Adam Street
London, WC2N 6LA
England
Telephone: +44 (0)20 7401 7646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Scott A. Barshay
David Klein
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$660,491,753.54	$80,051.60

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 34,528,289 shares of common stock, par value $0.001 per share, of Osiris Therapeutics, Inc., multiplied by the offer price of $19.00 per share, and (ii) 590,751 shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $19.00 per share, multiplied by $7.54, which is the offer price of $19.00 per share minus the weighted average exercise price for such options of $11.46. The calculation of the filing fee is based on information provided by Osiris Therapeutics, Inc., as of March 18, 2019.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 80,051.60	Filing Party: Papyrus Acquisition Corp., Smith & Nephew Consolidated, Inc. and Smith & Nephew plc
Form or Registration No: Schedule TO	Date Filed: March 20, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO relating to the tender offer by Papyrus Acquisition Corp., a Maryland corporation ("Purchaser") and a direct wholly owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation ("Parent"), an indirect wholly owned subsidiary of Smith & Nephew plc, a public limited company formed under the laws of England and Wales ("Smith & Nephew"), for all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Osiris Therapeutics, Inc. ("Osiris"), at a price per Share of $19.00 in cash, net to the holder of any applicable withholding taxes and without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal", a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The original Schedule TO was filed by Purchaser, Parent and Smith & Nephew with the Securities and Exchange Commission on March 20, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment, the "Schedule TO").

        This Amendment relates to the U.S. Regulatory Condition to the Offer. The required HSR Act waiting period with respect to the Offer has expired at 11:59 p.m., Eastern Time, on April 10, 2019. As a result, the U.S. Regulatory Condition to the Offer has been satisfied. All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

        Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

        The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

        The subsection entitled "Antitrust" under section 16. "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is hereby amended and restated in their entirety to read as follows:

        "Antitrust.    Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the "FTC"), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser's acquisition of the Shares in the Offer (and the Merger).

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as promptly as practicable, but in any event within 10 business days following the execution and delivery of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 pm, Eastern Time, on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material ("Second Request") from either the FTC or the Antitrust

1

Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of Parent's substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent's consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although Osiris is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Osiris' failure to make its filing nor failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

        Each of Smith & Nephew and Osiris filed a Notification and Report Form with the FTC and the Antitrust Division on March 26, 2019 in connection with the purchase of Shares in the Offer. As a result, the required HSR Act waiting period with respect to the Offer has expired at 11:59 p.m., Eastern Time, on April 10, 2019. Accordingly, the U.S. Regulatory Condition to the Offer has been satisfied.

        The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser's acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser's purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, Osiris or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 14—"Conditions of the Offer."

        Smith & Nephew and Osiris also conduct business outside of the U.S. However, based on a review of the information currently available relating to the countries and businesses in which Parent, Smith & Nephew and Osiris are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the U.S. and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

        Based upon an examination of publicly available and other information relating to the businesses in which Osiris is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be."

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Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.*
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).*
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).*
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.*
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.*
(g)	None.
(h)	None.

*
Previously filed.

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SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SMITH & NEPHEW PLC
By:	/s/ SUSAN M. SWABEY
	Name:	Susan M. Swabey
	Title:	Company Secretary

SMITH & NEPHEW CONSOLIDATED, INC.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

PAPYRUS ACQUISITION CORP.
By:	/s/ MICHAEL ZAGGER
	Name:	Michael Zagger
	Title:	Director

Dated: April 12, 2019

EXHIBIT INDEX

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 20, 2019.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The New York Times on March 20, 2019.*
(a)(1)(G)	Press Release, dated March 12, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(a)(1)(H)
Investor Presentation, dated March 12, 2019, issued by Smith & Nephew plc (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 12, 2019).*
(b)
Smith & Nephew plc's $1 billion existing revolving credit facility, dated June 15, 2018, between Smith & Nephew plc, as borrower, the guarantors from time to time party thereto, the lenders set forth on Schedule 1 thereto, HSBC Bank PLC as Facility Agent and various financial institutions as lead arrangers (incorporated by reference to Exhibit 4(a)(v) to the Annual Report for the year ended December 31, 2018 on Form 20-F, filed by Smith & Nephew plc with the U.S. Securities and Exchange Commission on March 4, 2019).*
(d)(1)
Agreement and Plan of Merger, dated as of March 12, 2019, by and among Smith & Nephew plc, Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Osiris Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Osiris Therapeutics, Inc. with the U.S. Securities and Exchange Commission on March 12, 2019).*
(d)(2)	Confidentiality Agreement, effective as of July 12, 2018, by and among Smith & Nephew, Inc. and Osiris Therapeutics, Inc.*
(d)(3)	Tender and Support Agreement, dated March 12, 2019, between Smith & Nephew Consolidated, Inc., Papyrus Acquisition Corp. and Peter Friedli.*
(g)	None.
(h)	None.

*
Previously filed.